

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-mail
Steven E. English
Vice President and Chief Financial Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, OH 43215

> **Re: State Auto Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 000-19289**

Dear Mr. English:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition and Operating Expenses, page 61

1. Please provide us proposed disclosure to be included in future filings to quantify each significant factor that resulted in the decrease in acquisition and operating expenses from $485.0 to $345.9 for December 31, 2011 to December 2012. Similarly, please include an explanation for the increase in expense from December 31, 2010 to December 31, 2011 of $424.5 to $485.0.

Investment Operations Segment, page 61

2. Please provide us proposed disclosure to be included in future periodic reports that states the source for your investment ratings of your fixed maturity portfolio. If more than one

source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
a. Principles of Consolidation, page 83

3. Please provide us proposed disclosure to be included in future filings to clarify why 518 Property Management and Leasing, LLC and Farmers Casualty Insurance Company are consolidated in the financial statements. If you consider the entities variable interest entities, please clarify in your proposed disclosure the reasons why and why you believe you are the primary beneficiary. Refer to ASC 810-10-50-5A.

Note 10. Stockholders' Equity
a. Dividend Restrictions and Statutory Financial Information, page 111

4. Please provide us proposed disclosure to be included in future filings to address the following:
    *   Although you disclose on page 73 that each of your insurance subsidiaries was in compliance with statutory requirements relating to capital adequacy, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.
    *   Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.
    *   Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by State Auto Financial Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.
    *   Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant